SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2006

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

News Release	November 17, 2006 at 7:30 GMT

Kanavaranta 1 00160 Helsinki, Finland P.O. Box 309 FIN-00101 Helsinki, Finland Tel +358 2046 131 Fax +358 2046 21471 www.storaenso.com

Stora Enso’s Russian wood is legally harvested according to FSC auditor

HELSINKI, Finland – Stora Enso (NYSE:SEO) has completed investigations regarding allegations made by Greenpeace that the Group procures illegally logged wood from the Russian Republic of Karelia. The conclusion is that logging has been done in accordance with the logging permits.

In the past two months, Stora Enso located the two logging sites with the help of Greenpeace. Subsequently, Stora Enso visited the sites with the authorities, researchers and its wood suppliers. An external FSC Controlled Wood auditor also surveyed the sites. The conclusion from both surveys was that the logging was done in accordance with logging permits and hence was legally harvested.

Stora Enso emphasizes working together with the authorities and other stakeholders to guarantee sustainable logging.

For further information, please contact:

Helena Jantunen, Sustainability Manager, Stora Enso Wood Supply Russia, tel. +7 812 702 4343

Eija Pitkänen, Vice President, Sustainability Communications and CSR, tel. +358 2046 21348

www.storaenso.com

www.storaenso.com/sustainability

Photos of the site visits are available at

http://bmt.storaenso.com/storaensolink.jsp?imageid=061116

Please copy the link into your web browser.

Previous press releases regarding Stora Enso’s operations in Russia are available at www.storaenso.com/press:

-	21 September 2006: Stora Enso initiates dialogue in Russia – only legal wood is acceptable

-	22 August 2006: Stora Enso upgrades and expands its sawmilling operations in Russia

-	24 May 2006: Stora Enso expands its corrugated packaging business in Russia

-	26 September 2005: From Russia with Transparency: implementing corporate sustainability values into the supply chain of wood and paper

Stora Enso is an integrated paper, packaging, and forest products company, producing publication and fine paper, packaging board, and wood products – all areas in which the Group is a global market leader. Stora Enso’s sales totalled EUR 13.2 billion in 2005. The Group has some 46 000 employees in more than 40 countries on five continents. Stora Enso has an annual production capacity of 16.9 million tonnes of paper and board and 7.7 million cubic metres of sawn wood products, including 3.3 million cubic metres of value-added products. Stora Enso’s shares are listed in Helsinki, Stockholm, and New York.

Stora Enso Oyj
Business ID 1039050-8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 17, 2006	STORA ENSO CORPORATION

	By:	/s/ Hannu Ryöppönen
Hannu Ryöppönen
Senior Executive Vice President and CFO

	By:	/s/ Jyrki Kurkinen
Jyrki Kurkinen
General Counsel